

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

April 6, 2016

Via e-mail
Joseph Kristul
President and CEO
Hybrid Coating Technologies Inc.
950 John Daly Boulevard, Suite 260
Daly City, California 94015

> **Re:** **Hybrid Coating Technologies Inc.**
> **Form PRE 14C**
> **Filed March 22, 2016**
> **File No. 000-53459**

Dear Mr. Kristul:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Proposal Number One

1. Please revise to discuss fully the reasons for the reverse stock split, as well as how it will be effectuated. Please refer to Item 19 of Schedule 14A.

2. Please revise to clarify the manner in which fractional interests created by the reverse stock split will be treated, including whether cash payments will be made for fractional interests or if such interests will be cancelled or rounded up to whole shares.

3. The table you provide in this section showing the numbers of shares of authorized common and Series A and B Preferred stock before and after the rollback appears to take in to account both the reverse stock split (proposal one) and the changes in authorized share capital (proposals two and three). Please clarify if it is your intention to depict the implementation of all of the proposals, or only the rollback, which you have defined to

refer only to the reverse split. Please also show the number of shares of common and Series A and B Preferred stock outstanding before and after the rollback.

Proposal Number Two

4. Please revise to clarify how decreasing the amount of authorized shares of common, Series A Preferred, and Series B Preferred stock will increase the company's flexibility in financing itself, and why this action is being taken so shortly after the increases in the number of authorized shares of common stock and Series B Preferred Stock which occurred on September 28, 2015. Please also clarify your references to increasing your authorized capital stock, and the manner in which you will change the amounts of your authorized shares. Please refer to Item 19 of Schedule 14A.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Leland Benton at (202)551-3791 or me at (202)551-3765 with any other questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director
Office of Manufacturing and
Construction